UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)*

                                Vector Group Ltd.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    112525100
                                 (CUSIP Number)

                       Marc Weitzen, Esq., General Counsel
                 Icahn Associates Corp. and affiliated companies
                          767 Fifth Avenue, 47th floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  JUNE 7, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box.        / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                               (Amendment No. 12)

CUSIP No.112525100

1  NAME OF REPORTING PERSON
      Dixon Guarantor LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.0%

14 TYPE OF REPORTING PERSON*
      OO

                                  SCHEDULE 13D
                               (Amendment No. 12)

CUSIP No. 112525100

1  NAME OF REPORTING PERSON
      High River Limited Partnership

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      8,290,092

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      8,290,092

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      8,290,092

12 CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*        / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      16.61%

14 TYPE OF REPORTING PERSON*
      PN

                                  SCHEDULE 13D
                               (Amendment No. 12)

CUSIP No.112525100

1  NAME OF REPORTING PERSON
      Hopper Investments, LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      8,290,092

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      8,290,092

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      8,290,092

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      16.61%

14 TYPE OF REPORTING PERSON*
      OO

                                  SCHEDULE 13D
                               (Amendment No. 12)

CUSIP No.112525100

1  NAME OF REPORTING PERSON
      Barberry Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      1,489,336 (See Item 5)

8  SHARED VOTING POWER
      8,290,092

9  SOLE DISPOSITIVE POWER
      1,489,336 (See Item 5)

10 SHARED DISPOSITIVE POWER
      8,290,092

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      9,779,428 (See Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.23%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D
                               (Amendment No. 12)

CUSIP No.112525100

1  NAME OF REPORTING PERSON
      Tortoise Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      370

8  SHARED VOTING POWER
      670,680

9  SOLE DISPOSITIVE POWER
      370

10 SHARED DISPOSITIVE POWER
      670,680

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      671,050

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.34%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D
                               (Amendment No. 12)

CUSIP No.112525100

1  NAME OF REPORTING PERSON
      Arnos Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      671,050

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      671,050

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      671,050

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.34%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D
                               (Amendment No. 12)

CUSIP No.112525100

1  NAME OF REPORTING PERSON
      Unicorn Associates Corporation

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      671,050

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      671,050

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      671,050

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.34%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D
                               (Amendment No. 12)

CUSIP No.112525100

1  NAME OF REPORTING PERSON
      ACF Industries Holding Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      671,050

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      671,050

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      671,050

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.34%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D
                               (Amendment No. 12)

CUSIP No.112525100

1  NAME OF REPORTING PERSON
      Highcrest Investors Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      671,050

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      671,050

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      671,050

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.34%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D
                               (Amendment No. 12)

CUSIP No.112525100

1  NAME OF REPORTING PERSON
      Buffalo Investors Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      671,050

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      671,050

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      671,050

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.34%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D
                               (Amendment No. 12)

CUSIP No.112525100

1  NAME OF REPORTING PERSON
      Starfire Holding Corporation

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /
3  SEC USE ONLY

4  SOURCE OF FUNDS*
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      671,050

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      671,050

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      671,050

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.34%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D
                               (Amendment No. 12)

CUSIP No.112525100

1  NAME OF REPORTING PERSON
      Reindeer Holding LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      670,680

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      670,680

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      670,680

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.34%

14 TYPE OF REPORTING PERSON*
      OO

                                  SCHEDULE 13D
                               (Amendment No. 12)

CUSIP No.112525100

1  NAME OF REPORTING PERSON
      Reindeer Subsidiary LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      670,680

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      670,680

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      670,680

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.34%

14 TYPE OF REPORTING PERSON*
      OO

                                  SCHEDULE 13D
                               (Amendment No. 12)

CUSIP No.112525100

1  NAME OF REPORTING PERSON
      Little Meadow Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      10,800

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      10,800

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      10,800

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.02%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D
                               (Amendment No. 12)

CUSIP No.112525100

1  NAME OF REPORTING PERSON
      Carl C. Icahn

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /
3  SEC USE ONLY

4  SOURCE OF FUNDS*
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      10,477,230

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      10,477,230

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      10,477,230

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    /X/

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      20.6%

14 TYPE OF REPORTING PERSON*
      IN

                                  SCHEDULE 13D
                               (Amendment No. 12)
CUSIP No. 11252100

1  NAME OF REPORTING PERSON
      Gail Golden

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      15,952

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      15,952

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      15,952

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.03%

14 TYPE OF REPORTING PERSON*
      IN

                                  SCHEDULE 13D
                               (Amendment No. 12)

Item 1. Security and Issuer

     The Schedule 13D filed with the U.S. Securities and Exchange Commission on January 28, 1998, by the Reporting Persons, as amended on October 7, 1998, April 28, 2000, May 16, 2001, May 31, 2001, July 3, 2001, August 21, 2001, August 28,
2002, September 3, 2002 September 25, 2002, November 22, 2004 and March 7, 2006, relating to the shares of common stock, $0.10 par value (the "Shares"), of Vector Group Ltd. (f/k/a Brooke Group Ltd.) (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.

Item 2. Identity and Background

     Item 2 is hereby amended by adding thereto the following:

     In addition to the Registrants, the persons filing this statement are Reindeer Subsidiary LLC, a Delaware limited liability company ("Reindeer"), and Reindeer Holding LLC, a Delaware limited liability company ("Reindeer Holding"), and the term Registrants shall hereafter be deemed to include Reindeer and Reindeer Holding. The principal business address and the address of the principal office of each of Reindeer and Reindeer Holding is 100 South Bedford Road, Mount Kisco, New York 10549. Reindeer is primarily engaged in the business of holding and investing in securities. Reindeer Holding is primarily engaged in the business of acting as the sole member of Reindeer. As the sole member of Reindeer, Reindeer Holding controls Reindeer. Tortoise is the sole member of, and controls Reindeer Holding. Arnos Corp. is the sole shareholder of, and controls Tortoise. Unicorn is the sole shareholder of and controls Arnos. ACF Holding is the sole shareholder of and controls Unicorn. Highcrest is the sole shareholder of and controls ACF Holding. Buffalo owns approximately 99.34 percent of Highcrest and controls Highcrest. Starfire is the sole shareholder of and controls Buffalo. Carl Icahn is the sole shareholder of and controls Starfire. The name, citizenship, present principal occupation or employment and business address of each director and executive officer of each of Reindeer and Reindeer Holdings is set forth in Annex B attached hereto.

Item 4. Purpose of Transaction

     Item 4 is hereby amended by adding thereto the following:

     On June 7, 2006, Barberry entered into an agreement (the "June 7 Agreement") with the Issuer pursuant to which Barberry agreed to convert $20 million aggregate principal amount of the Notes held by into 938,087 Shares, or such greater number of Shares resulting from an adjustment to the conversion price of the Notes after June 7, 2006 and prior to the conversion (the "Conversion"). As an inducement for Barberry to effect the Conversion, the Issuer agreed to issue to Barberry an additional 261,913 Shares (or such lesser number of Shares, in the event of an adjustment to the conversion price of the Notes after June 7, 2006 and prior to the Conversion, such that the aggregate number of Shares issued to Barberry equals 1,200,000 Shares). The Conversion and the issuance of the additional Shares will take place on the first business day following the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act. The June 7 Agreement was filed by the Issuer with the Issuer's Form 8-K filed with the Securities and Exchange Commission on June 7, 2006. The foregoing description of the June 7 Agreement is qualified in its entirety by reference to the June 7 Agreement, a copy of which is filed herewith as Exhibit 2.

Item 5.  Interest in Securities of the Issuer

     Item 5 is hereby amended by deleting subsections (a) and (b) thereof in their entirety and replacing such subsections with the following:

(a) The conversion price of the Notes was adjusted to $22.12 per share due to a stock dividend payable on September 29, 2004. As a result, the Notes became convertible at such time into 904,159 Shares. The conversion price of the Notes was adjusted on December 14, 2005 to $21.72 per share due to the increase in the number of issued Shares. As a result, the Notes became convertible at such time into 920,810 Shares. The conversion price of the Notes was adjusted to $21.32 per share due to a cash dividend paid on March 29, 2006. As a result, the Notes are currently convertible into 938,086 Shares. Assuming conversion of the Notes, the Icahn Group may be deemed to beneficially own, in the aggregate, 10,477,230 Shares representing approximately 20.6% of the Issuer's outstanding Shares (based upon the 49,921,221 Shares stated to be outstanding as of May 9, 2006 by the Issuer in the Issuer's Form 10-Q for the quarterly period ended March 31, 2006 filed with the Securities and Exchange Commission on May 10, 2006, and the Shares to be issued upon conversion of the Notes). Ms. Golden beneficially owns 15,952 Shares representing approximately 0.03% of the Issuer's outstanding Shares (based upon the 49,921,221 Shares stated to be outstanding as of May 9, 2006 by the Issuer in the Issuer's Form 10-Q for the quarterly period ended March 31, 2006 filed with the Securities and Exchange Commission on May 10, 2006).

(b) Each of Barberry and Hopper by virtue of their relationship to High River (as disclosed in Item 2) may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the 8,290,092 Shares which High River owns. Each of Barberry and Hopper disclaims beneficial ownership of such Shares for all other purposes.

     Each of Starfire, Buffalo, Highcrest, ACF Holding, Unicorn and Arnos by virtue of their relationship to Tortoise (as disclosed in Item 2) may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the 370 Shares which Tortoise owns. Each of Starfire, Buffalo, Highcrest, ACF Holding, Unicorn and Arnos disclaims beneficial ownership of such Shares for all other purposes.

     Each of Starfire, Buffalo, Highcrest, ACF Holding, Unicorn, Arnos, Tortoise and Reindeer Holding by virtue of their relationship to Reindeer (as disclosed in Item 2) may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the 670,680 Shares which Reindeer owns. Each of Starfire, Buffalo, Highcrest, ACF Holding, Unicorn, Arnos, Tortoise and Reindeer Holding disclaims beneficial ownership of such Shares for all other purposes.

     Mr. Icahn by virtue of his relationship to Barberry, Hopper, High River, Starfire, Buffalo, Highcrest, ACF Holding, Unicorn, Arnos, Tortoise, Reindeer Holding, Reindeer and Little Meadow (as disclosed in Item 2) may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the 1,489,336 Shares (assuming conversion of the Notes into 938,086 Shares) which Barberry owns, the 8,290,092 Shares which High River owns, the 370 Shares which Tortoise owns, the 670,680 Shares which Reindeer owns and the 10,800 Shares which Little Meadow owns. Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Mr. Icahn by virtue of his relationship to Ms. Golden (as disclosed in Item 2) may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the 15,952 Shares which Ms. Golden owns. Mr. Icahn disclaims beneficial ownership of such Shares for all purposes.

(c) The only transactions effected within the past 60 days in the Shares are set forth in Item 5 hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Item 6 is hereby amended by adding thereto the following:

     On June 7, 2006, Barberry and the Issuer entered into the June 7 Agreement.

Item 7. Material to be Filed as Exhibits

     Item 7 is hereby amended by adding thereto the following:

     2 The June 7 Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2006


/s/  Carl C. Icahn
------------------
CARL C. ICAHN


/s/  Gail Golden
----------------
GAIL GOLDEN


DIXON GUARANTOR LLC
By:  High River Limited Partnership, sole member
  By:  Hopper Investments LLC, general partner

    By:  /s/  Edward E. Mattner
         ---------------------------------
         EDWARD E. MATTNER, Vice President


HIGH RIVER LIMITED PARTNERSHIP
By:      Hopper Investments LLC, general partner

  By:  /s/  Edward E. Mattner
      ---------------------------------
      EDWARD E. MATTNER, Vice President


HOPPER INVESTMENTS, LLC


By:  /s/  Edward E. Mattner
     -------------------------------------
         EDWARD E. MATTNER, Vice President


BARBERRY CORP.


By:  /s/  Edward E. Mattner
     ---------------------------------
     EDWARD E. MATTNER, Vice President


       [Signature Page of Amendment No. 12 to Schedule 13D with respect to Vector Group Ltd. in connection with June 7 Agreement - Conversion of Notes]

TORTOISE CORP.


By:  /s/  Edward E. Mattner
     ----------------------
     EDWARD E. MATTNER, President


ARNOS CORP.


By: /s/   Edward E. Mattner
    -------------------------------------------------
         EDWARD E. MATTNER, Vice President


UNICORN ASSOCIATES CORPORATION


By: /s/   Edward E. Mattner
    -------------------------------------------------
         EDWARD E. MATTNER, President and Treasurer


ACF INDUSTRIES HOLDING CORP.


By: /s/   Keith Cozza
   --------------------------------------------------
         KEITH COZZA, Vice President


HIGHCREST INVESTORS CORP.


By: /s/   Keith Cozza
   --------------------------------------------------
         KEITH COZZA, Vice President and Assistant Treasurer


BUFFALO INVESTORS CORP.


By: /s/   Edward E. Mattner
    -------------------------------------------------
         EDWARD E. MATTNER, President and Treasurer


STARFIRE HOLDING CORPORATION


By: /s/   Keith Cozza
    -------------------------------------------------
         KEITH COZZA, Secretary and Treasurer


       [Signature Page of Amendment No. 12 to Schedule 13D with respect to Vector Group Ltd. in connection with June 7 Agreement - Conversion of Notes]

REINDEER HOLDING LLC



By: /s/   Keith Cozza
    -------------------------------------------------
         KEITH COZZA, Manager




REINDEER SUBSIDIARY LLC


By: /s/   Keith Cozza
    -------------------------------------------------
         KEITH COZZA, President


       [Signature Page of Amendment No. 12 to Schedule 13D with respect to Vector Group Ltd. in connection with June 7 Agreement - Conversion of Notes]

                                   SCHEDULE B

                        DIRECTORS AND EXECUTIVE OFFICERS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of Reindeer Holding LLC and Reindeer Subsidiary LLC. Each such person is a citizen of the United States of America. The business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of Registrants' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Registrants own any shares of the Issuer.

Reindeer Holding LLC -- Keith Cozza, Manager

Reindeer Subsidiary LLC -- Keith Cozza, President